Exhibit 99.14

SolarBank Corporation Files Final Prospectus and Announces Receipt of Conditional Approval For CSE Listing

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

Toronto, Ontario, February 13, 2023 — SolarBank Corporation (the "**Company**") is pleased to announce that it has obtained a receipt for its final long form prospectus (the "**Final Prospectus**") filed with the securities regulatory authorities in Ontario, British Columbia and Alberta, in connection with the Company's proposed initial public offering (the "**Offering**") of common shares of the Company ("**Common Shares**"). The Company also announces that it has received conditional approval from the Canadian Securities Exchange (the "**CSE**") to list its Common Shares on the CSE, subject to fulfilling customary CSE requirements.

The Offering is for an aggregate of up to 7,000,000 Common Shares of the Company at a purchase price of $0.75 per Common Share. The aggregate gross proceeds of the Offering will be up to $5,250,000. The Common Shares are being offered on a "commercially reasonable efforts" basis pursuant to an agency agreement between the Company and Research Capital Corporation (the "**Agent**"), which has been entered into in connection with the Offering (the "**Agency Agreement**"). Pursuant to the Agency Agreement, the Company has also offered the Agent an over-allotment option exercisable in whole or in part at any time up to 48 hours prior to closing to acquire up to an additional 1,050,000 Common Shares at a purchase price of $0.75 per Common Share for additional gross proceeds of up to $787,500. There can be no guarantee that the CSE will accept the listing of the Common Shares.

The Company anticipates closing of the Offering to occur on or about February 23, 2023, subject to satisfaction of certain closing conditions, including, but not limited to satisfaction of the approval conditions of the CSE for the listing of the Common Shares, among other things.

The Offering is being made only by the Final Prospectus. The Final Prospectus contains important detailed information about the Offering. A copy of the Final Prospectus may be obtained from the Agent by contacting Savio Chiu at schiu@researchcapital.com and is available on SEDAR at www.sedar.com. Investors should read the Final Prospectus before making an investment decision.

ABOUT SOLARBANK CORPORATION

SolarBank Corporation is an independent renewable and clean energy project developer focusing on distributed and community solar projects in Canada and the USA. The Company develops solar projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading solar markets including projects with utilities, host off-takers, community solar, and virtual net metering projects.

For further information, please contact:

SolarBank Corporation
Tracy Zheng
Email: tracy.zheng@abundantsolarenergy.com

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements") that relate to the Company's current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result", "are expected to", "expects", "will continue", "is anticipated", "anticipates", "believes", "estimated", "intends", "plans", "forecast", "projection", "strategy", "objective" and "outlook") are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company's proposed CSE listing, the size of the Offering, the completion of the Offering and the timing thereof. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on a number of assumptions and are subject to a number of risks and uncertainties, many of which are beyond the Company's control, which could cause actual results and events to differ materially from those that are disclosed in or implied by such forward- looking statements. Such risks and uncertainties include, but are not limited to, failure to complete the Offering, the impact and progression of the COVID-19 pandemic and other factors set forth under "Forward-Looking Statements" and "Risk Factors" in the Prospectus. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

No securities regulatory authority has either approved or disapproved of the contents of this news release. The securities referred to herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, persons within the United States absent registration or available exemptions from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. 'United States' are as defined in Regulation S under the U.S. Securities Act.

NEITHER THE CANADIAN SECURITIES EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE CANADIAN SECURITIES EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.